Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _    February 2007
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: February 13, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, February 13, 2007 Page 1 of 1

Nomination Committee proposes Marcus Wallenberg to be elected new Chairman of Electrolux
As previously communicated, Michael Treschow has declined re-election as Chairman of the Electrolux Board. Electrolux Nomination Committee proposes Marcus Wallenberg to be elected new Chairman at the Annual General Meeting on April 16, 2007.
Marcus Wallenberg is Chairman of SEB, Skandinaviska Enskilda Banken, Saab AB and ICC (International Chamber of Commerce). He is also Deputy Chairman of Telefonaktiebolaget LM Ericsson. He has been a member of the Electrolux Board since 2005.
The proposal has been prepared by the Nomination Committee comprising of representatives of some of the largest shareholders: Börje Ekholm is the Chairman of the Nomination Committee and represents Investor AB (27.6 % of the voting rights at year end). The other members are Ramsay J. Brufer, Alecta Mutual Pension Insurance (7.2%), Annika Andersson, Fourth Swedish National Pension Fund (2.2%), Marianne Nilsson Swedbank Robur Funds (1.8%) and Michael Treschow, Chairman of Electrolux.
For further information contact Electrolux Media Hot line on +46 8 657 65 07.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/press.